Exhibit (d.4)

Schedule A

to the

Investment Advisory Agreement dated June 13, 2014

between

iShares U.S. ETF Trust

and

BlackRock Fund Advisors

Pursuant to Section 6, the Trust shall pay the Adviser compensation at the following annual rates:

Fund	Annual Fee
iShares Bloomberg Roll Select Commodity Strategy ETF	0.28%
iShares Commodities Select Strategy ETF	0.48%

Approved by the Board of Trustees of iShares U.S. ETF Trust on December 5-7, 2017.